Exhibit 77(d)

Matters with respect to security investments

Effective July 31, 2008 the ING Intermediate Bond Fund’s principal investment strategies was amended to allow the Fund to invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; securities denominated in foreign currencies; foreign currencies; mortgage- and asset-backed securities; and derivatives including futures, options, and swaps involving securities, securities indices and interest rates, which may be denominated in the U.S. dollar or foreign currencies. The Fund may also seek to obtain exposure to the securities in which it invests by entering into a series of purchase and sale contracts or through other investment techniques such as buy backs and dollar rolls.